SCHEDULE A

Transactions in the Shares of the Issuer by the Reporting Persons During the Past Sixty (60) Days

The following table sets forth all transactions in the Shares effected during the past sixty (60) days by Impactive Capital through the Impactive Funds. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

08/19/2026	(750,000)	111.49